May 29, 2012

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549-4628

Mail Stop 4628

Re:	Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed April 30, 2012
File No. 1-08968

Dear Mr. Horowitz:

On April 16, 2012, the Company received the comments of the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-K for Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”), to which we submitted our response on April 24, 2012. On May 22, 2012, we received additional comments of the Staff regarding our 2011 Form 10-K and our Form 10-Q for Fiscal Quarter Ended March 31, 2012 (“Form 10-Q”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2011 Form 10-K and Form 10-Q are materially accurate and, accordingly, that amendment is not necessary.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the 2011 Form 10-K and Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

ANADARKO PETROLEUM CORPORATION

1201 LAKE ROBBINS DRIVE · THE WOODLANDS, TEXAS 77380 · P.O. BOX 1330 · HOUSTON, TEXAS 77251 - 1330 (MAIL)

DIRECT (832) 636-7021 · FAX (832) 636-7008 · E-MAIL robert.gwin@anadarko.com

Mr. Ethan Horowitz

United States Securities and Exchange Commission

May 29, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Contingencies, page 15

Deepwater Horizon Events, page 16

Penalties and Fines, page 16

1.	We note that you have disclosed that the United States has agreed not to assert any claims for a Clean Water Act (“CWA”) penalty against Anadarko E&P Company LP. In order to provide useful information to an investor, please provide additional disclosure explaining the practical effect of this agreement on your exposure to penalties under the CWA.

Response: Consistent with the Company’s disclosure on page 99 of the 2011 Form 10-K, the Company believes the practical effect of the stipulated order is that the Company’s overall exposure to potential CWA penalties remains substantially unchanged. Although the agreement stipulates that no CWA penalty will be sought against Anadarko E&P Company, a subsidiary of Anadarko, Anadarko itself nevertheless remains subject to potential CWA penalties. The Company will directly address the impact of the stipulated order in future filings.

2.	We note that the U.S. District Court in New Orleans, Louisiana entered a declaratory judgment on February 22, 2012 that you are liable for civil penalties under Section 311 of the CWA as a partial owner of the Macondo well. We also note your disclosure stating that although the declaratory judgment satisfies the requirement that a loss arising from the future assessment of a civil penalty is probable, you cannot estimate the amount of any such penalty. Please provide us with a detailed analysis explaining how you have concluded that a range of possible loss is not estimable. Refer to FASB ASC 450-20-50-4b along with FASB ASC 450-20-55-16 and the Illustrations per FASB ASC 450-20-55-18 and 450-20-55-36.

Response: ASC 450-20-50-4b requires companies to disclose an estimate or range of estimate of a possible loss, or state that an estimate cannot be made. FASB ASC 450-20-55-16 recognizes that in order to accrue for a loss contingency, the amount of the potential loss must be reasonably estimable. The provision acknowledges that unfavorable outcomes may result in a wide range of possible loss, and specifically states that examples set forth under FASB ASC 450-20-55-18 and 450-20-55-36 illustrate the application of standards for loss contingency accruals and related disclosures. The Company considered this guidance and concluded that the facts and circumstances

Mr. Ethan Horowitz

United States Securities and Exchange Commission

May 29, 2012

related to the Company’s potential exposure to CWA penalties varied significantly from the facts and circumstances set forth in the relevant examples.

In Example 1, the entity has arrived at a “baseline” assessment of a probable loss with additional loss amounts that may be incurred as a result of subjective court interpretation. The preliminary status of the CWA proceeding against Anadarko and Anadarko’s lack of direct involvement in the oil spill prevent the Company from formulating any “baseline” loss assessment because the entire loss contingency is subjective. Furthermore, the District Court has not yet provided for discovery on the penalty factors under the CWA. Thus, the subjective nature of the statute, as evidenced by historical CWA penalty assessments which have been influenced by degree of culpability and other subjective factors, as well as the preliminary status of the proceeding, precludes the Company from formulating a meaningful estimate of minimum loss or range of loss.

Example 3 involves a situation where damages have been claimed and settlement negotiations have occurred. These factors provide positive evidence to arrive at a meaningful estimate of a range of potential loss. To date, no monetary demand has been made on the Company, nor has there been any discussion between the parties regarding the amount of any financial settlement. The Company considers these factors significant in concluding that a range of possible loss is not estimable.

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ ROBERT G. GWIN

cc:	H. Paulett Eberhart, Chairperson, Audit Committee
Christopher O. Champion, KPMG LLP
David P. Oelman, Vinson & Elkins L.L.P.
D. Alan Beck, Jr., Vinson & Elkins L.L.P.